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                               August 10, 2020

       Sue Veres Royal
       Cheif Executive Officer
       BeBop Channel Corp.
       90 State Street, Ste 700 Office 40
       Albany, NY 12207

                                                        Re: BeBop Channel Corp.
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted July 14,
2020
                                                            CIK No. 0001814102

       Dear Ms. Royal:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       First Amendment to Draft Offering Statement of Form 1-A

       Auditor   s Statement

   1. Please tell us if your financial statements were audited for a purpose other than filing
                                                        Form A-1. If so,
provide an audit report that is signed by a CPA or a CPA firm and file its consent. Otherwise,
label your financial statements as unaudited. If you choose to provide an audit
report, ensure that the report identifies the period (i.e., duration) covered and the date of the
auditor   s report.
       Balance Sheet as of June 11, 2019     June 30, 2020

   2. Please indicate the date on which the balance sheet is being reported, rather than the range of dates.
 Sue Veres Royal
FirstName LastNameSue
BeBop Channel  Corp. Veres Royal
Comapany
August 10, NameBeBop
           2020        Channel Corp.
August
Page 2 10, 2020 Page 2
FirstName LastName
Dilution

3. Please tell us how you calculated percentage of capital contributions by existing shareholders and by new investors. In this regard, we note that 40,000 shares were purchased or converted by Ms. Royal at $1.00 per share and approximately 2.5 million shares were issued for films that were fair valued at $1,722,000. The remaining shares appear to have been issued at $0.0001 per share.
4. Please disclose the amount of dilution for each new share being offered.
Directors and Executive Officers and Corporate Governance

5.       Please revise this section to specifically disclose management   s
business experience over
         that past five years and include dates of employment. Refer to Item 10(c) of Part II of
         Form 1-A.
Financial Statements and Exhibits

6. Please provide statements of cash-flow, statements of equity, and notes to the financial statements.
Industry Overview

7.       We note that you have included an article titled "Behind the Mask:
What Fans Want at
         Fandom Conventions." To contextualize the significance of this article, please explain how it relates to your current operations or remove from your disclosure. In this regard,
         your disclosure states that your company    operates exclusively
virtually through its
         website at beboptv dot co.    However, this article seems to relate to
in-person festivals.

         As a related matter, this appears to be market or industry data. Please tell us whether you commissioned this industry data and, if so, file a consent from the writer as an exhibit to the registration statement pursuant to Item 17(11) of Part II of Form 1-A. If not, please confirm that the writer has consented to the article being used in your offering circular and disclose the publication date.
Operating Statement June 11, 2019     June 30, 2020

8.       Please tell us why you do not appear to depreciate your film library.
9. Please tell us why you appear to present a period longer than a fiscal year in your operating statement. In addition, disclose the earnings per share and diluted earnings per share as required under the instruction to Form 1-A.
 Sue Veres Royal
FirstName LastNameSue
BeBop Channel  Corp. Veres Royal
Comapany
August 10, NameBeBop
           2020        Channel Corp.
August
Page 3 10, 2020 Page 3
FirstName LastName
Reports to Security Holders

10. We note here and elsewhere in your offering circular references to reports, information statements and forms that are typically filed in accordance with the Exchange Act of
         1934. As a Form 1-A registrant it is unclear why you refer in your offering statement to public company reporting requirements of the Exchange Act of 1934. Please revise your offering circular accordingly.

Risks Relating to This Offering

11. It appears that you have relied on a third party appraiser to determine the fair value of your company. In this regard, we note your disclosure "the company was valued by an independent appraiser at $1.72 Million." Please tell us what consideration you gave to
         filing the third party   s consent as an exhibit to the offering
circular as required by Item
         17(11) of Part II of Form 1-A. For additional guidance, please also refer to Securities Act
         Rules and Disclosure Interpretation Question 233.02.
Exhibits

12. We note your disclosure that you obtained your video content by entering a four year licensing agreement. We further note that Lightcast and Wix provides you with video distribution and hosting. Please file as exhibits your four year content licensing agreement and your video distribution agreements. Also, prior to becoming qualified you will need to file as exhibits an opinion of counsel, your subscription agreement and if you remain a Tier 1 offering, proof that your filing has been qualified or registered in at least one state or Canadian province. Refer to Part III of Form 1-A.
General

13. We note references to issuances of unregistered securities throughout your offering circular. For example, we note your disclosure that you have "over 750 titles with four year termed license agreements paid in restricted common stock." Please tell us the exemption from registration relied upon for shares of your common stock.
 Sue Veres Royal
FirstName LastNameSue
BeBop Channel  Corp. Veres Royal
Comapany
August 10, NameBeBop
           2020        Channel Corp.
August
Page 4 10, 2020 Page 4
FirstName LastName
       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services